UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 14, 2017

EQUITY BANCSHARES, INC.

(Exact name of registrant as specified in its charter)

Kansas	001-37624	72-1532188
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

7701 East Kellogg Drive, Suite 300 Wichita, KS	67207
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: 316.612.6000

Former name or former address, if changed since last report: Not Applicable

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☒

Item 1.01 Entry into a Material Definitive Agreement.

Agreement and Plan of Reorganization

On July 14, 2017, Equity Bancshares, Inc., a Kansas corporation (“Equity”), entered into an Agreement and Plan of Reorganization (the “Eastman Agreement”), by and between Equity, ENB Merger Sub, Inc., an Oklahoma corporation and a wholly-owned subsidiary of Equity (“Merger Sub”) and Eastman National Bancshares, Inc., an Oklahoma corporation (“Eastman”). Also on July 14, 2017, Equity entered into an Agreement and Plan of Reorganization (the “Cache Agreement”), by and between Equity and Cache Holdings, Inc., an Oklahoma corporation (“Cache”).

Eastman Acquisition

Eastman Agreement. Subject to the terms and conditions set forth in the Eastman Agreement, Merger Sub will merge with and into Eastman (the “Eastman Merger”), with Eastman continuing as the surviving corporation and a wholly-owned subsidiary of Equity. Immediately following the Eastman Merger, Equity will cause Eastman to merge with and into Equity, with Equity surviving (the “Second Step Eastman Merger”). Following the Second Step Eastman Merger, or at such later time as Equity may determine, The Eastman National Bank of Newkirk, a national association and wholly-owned subsidiary of Eastman, will merge with and into Equity Bank, a Kansas state bank and wholly-owned subsidiary of Equity, with Equity Bank surviving.

Subject to the terms and conditions set forth in the Eastman Agreement, at the effective time of the Eastman Merger (the “Eastman Effective Time”), each outstanding share of Eastman common stock will be converted into the right to receive, without interest, (i) 6.1389 shares of Class A common stock, par value of $0.01 per share, of Equity (“Equity Class A Stock”), and (ii) $48.91, in cash, subject to adjustment based upon Eastman’s consolidated capital, surplus and retained earnings accounts less all intangible assets, and adjusted to reflect certain merger costs and other specified items (“Eastman Equity”), calculated prior to the closing of the Eastman Merger (the “Eastman Closing”) as provided in the Eastman Agreement.

The Eastman Agreement contains customary representations and warranties from both Equity and Eastman, and each party has agreed to customary covenants, including, among others, covenants relating to the conduct of its business during the interim period between the execution of the Eastman Agreement and the Eastman Effective Time, Eastman’s obligation to recommend that its stockholders approve the Eastman Agreement and the transactions contemplated thereby, and Eastman’s non-solicitation obligations relating to alternative acquisition proposals.

Completion of the Eastman Merger is subject to certain customary conditions, including, among others, (1) approval of the Eastman Agreement by Eastman’s stockholders, (2) receipt of required regulatory and other third party consents or approvals, (3) the absence of any statute, rule, regulation, order, injunction or other action prohibiting the consummation of the Eastman Merger, (4) the Registration Statement on Form S-4 becoming effective under the Securities Act of 1933, as amended, and (5) authorization for listing on the NASDAQ of the shares of Equity Class A Stock to be issued in the Eastman Merger. Each party’s obligation to complete the Eastman Merger is also subject to certain additional customary conditions, including (i) subject to certain exceptions, the accuracy of the representations and warranties of the other party, (ii) performance in all material respects by the other party of its obligations under the Eastman Agreement, (iii) the delivery of required closing documents by the other party. Equity’s obligation to complete the Eastman Merger is also subject to (1) the Eastman Equity, after adjusting for the items specified in the Eastman Agreement, being at least $16,569,329, (2) holders of not more than 5% of the outstanding shares of Eastman common stock having duly exercised their dissenters rights, and (3) Equity’s receipt of an opinion from its counsel to the effect that the Eastman Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

The Eastman Agreement provides certain termination rights for both Equity and Eastman and further provides that upon termination of the Eastman Agreement under certain circumstances, a termination fee of $1,750,000 will be payable by Eastman to Equity. The Eastman Agreement also provides that Eastman may terminate the Eastman Agreement if, subject to the terms of the Eastman Agreement, both (i) the volume weighted average closing price of Equity Class A Stock during the twenty trading day period ending on the close of business on the fifth business day immediately preceding the dated of the Closing is less than $25.50 and (ii) Equity’s Class A Stock underperforms the NASDAQ Bank Index by more than 20% (the “Eastman VWAP Termination Right”). If Eastman exercises the Eastman VWAP Termination Right, it would not receive any termination fee or any other amounts from Equity.

The foregoing description of the Eastman Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Eastman Agreement, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference. The representations, warranties and covenants of each party set forth in the Eastman Agreement have been made only for purposes of, and were and are solely for the benefit of the parties to, the Eastman Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Eastman Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties (1) will not survive consummation of the Eastman Merger, unless otherwise specified therein, and (2) were made only as of the date of the Eastman Agreement or such other date as is specified in the Eastman Agreement. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Eastman Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Eastman Agreement is included with this filing only to provide investors with information regarding the terms of the Eastman Agreement, and not to provide investors with any other factual information regarding Equity or Eastman, their respective affiliates or their respective businesses. The Eastman Agreement should not be read alone, but should instead be read in conjunction with the other information regarding Equity, Eastman, their respective affiliates or their respective businesses, the Eastman Agreement and the Eastman Merger that will be contained in, or incorporated by reference into, the Registration Statement on Form S-4 that will include a proxy statement of Eastman and a prospectus of Equity, as well as in the Forms 10-K, Forms 10-Q, Forms 8-K and other filings that Equity makes with the Securities and Exchange Commission (the “SEC”).

Voting Agreement. In connection with entering into the Eastman Agreement, Equity entered into a Voting Agreement with Eastman, Brad S. Elliott, as proxy, and certain stockholders of Eastman (the “Eastman Voting Agreement”). The stockholders that are party to the Eastman Voting Agreement beneficially own in the aggregate approximately 46.69% of the outstanding shares of Eastman common stock. The Eastman Voting Agreement requires, among other things, that the stockholders party thereto vote all of their shares of Eastman common stock in favor of the Eastman Merger and the other transactions contemplated by the Eastman Agreement and against alternative transactions and generally prohibits them from transferring their shares of Eastman common stock prior to the termination of the Eastman Voting Agreement. The Eastman Voting Agreement will terminate upon the earlier of the termination of the Eastman Agreement in accordance with its terms or the completion of the transactions contemplated by the Eastman Agreement.

The foregoing description of the Eastman Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Eastman Voting Agreement, which is attached hereto as Exhibit 10.1 and incorporated by reference herein.

Director Support Agreement. In connection with entering into the Eastman Agreement, each of the directors of Eastman have entered into a Director Support Agreement with Equity (the “Eastman Director Support Agreement”) pursuant to which they agree to refrain from harming the goodwill of Equity, Eastman or any of their respective subsidiaries and their respective customer, client and vendor relationships. Each director also agreed to certain additional restrictive covenants.

The foregoing description of the Eastman Director Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Eastman Director Support Agreement, which is attached hereto as Exhibit 10.2 and incorporated by reference herein.

Cache Acquisition

Cache Agreement. The Cache Agreement provides that Cache will merge with and into Equity (the “Cache Merger”), with Equity continuing as the surviving corporation. Immediately following the Cache Merger (or at such later time as Equity may determine in its sole discretion), Equity will cause Patriot Bank, an Oklahoma state Bank and wholly-owned subsidiary of Cache, to merge with and into Equity Bank, with Equity Bank surviving.

Subject to the terms and conditions set forth in the Cache Agreement, at the effective time of the Cache Merger (the “Cache Effective Time”), each outstanding share of Cache common stock will be converted into the right to receive (i) 53 shares of Equity Class A Stock, and (ii) $615.12, in cash, subject to adjustment based upon Cache’s consolidated capital, surplus and retained earnings accounts less all intangible assets (“Cache Equity”) prior to the closing of the Cache Merger (the “Cache Closing”) as provided in the Cache Agreement.

The Cache Agreement contains customary representations and warranties from both Equity and Cache, and each party has agreed to customary covenants, including, among others, covenants relating to the conduct of its business during the interim period between the execution of the Cache Agreement and the Cache Effective Time, Cache’s obligation to recommend that its stockholders approve the Cache Agreement and the transactions contemplated thereby, and Cache’s non-solicitation obligations relating to alternative acquisition proposals.

Completion of the Cache Merger is subject to certain customary conditions, including, among others, (1) approval of the Cache Agreement by Cache’s stockholders, (2) receipt of required regulatory and other third party consents or approvals, (3) the absence of any statute, rule, regulation, order, injunction or other action prohibiting the consummation of the Cache Merger, (4) the Registration Statement on Form S-4 becoming effective under the Securities Act of 1933, as amended, and (5) authorization for listing on the NASDAQ of the shares of Equity Class A Stock to be issued in the Cache Merger. Each party’s obligation to complete the Cache Merger is also subject to certain additional customary conditions, including (i) subject to certain exceptions, the accuracy of the representations and warranties of the other party, (ii) performance in all material respects by the other party of its obligations under the Cache Agreement, (iii) the delivery of required closing documents by the other party, and (iv) receipt by such party of an opinion from its counsel to the effect that the Cache Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. Equity’s obligation to complete the Cache Merger is also subject to (1) the Cache Equity, after adjusting for the items specified in the Cache Agreement, being at least $17,932,463 and (2) holders of not more than 10% of the outstanding shares of Cache common stock having duly exercised their dissenters rights.

The Cache Agreement provides certain termination rights for both Equity and Cache and further provides that upon termination of the Cache Agreement under certain circumstances, a termination fee of $1,500,000 will be payable by Cache to Equity. The Cache Agreement also provides that Cache may terminate the Cache Agreement if, subject to the terms of the Cache Agreement, both (i) the volume weighted average closing price of Equity Class A Stock during the twenty trading day period ending on the close of business on the fifth business day immediately preceding the dated of the Closing is less than $24.94 and (ii) Equity’s Class A Stock underperforms the NASDAQ Bank Index by more than 20% (the “Cache VWAP Termination Right”). If Cache exercises the Cache VWAP Termination Right, it would not receive any termination fee or any other amounts from Equity.

The foregoing description of the Cache Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Cache Agreement, which is attached hereto as Exhibit 2.2 and is incorporated herein by reference. The representations, warranties and covenants of each party set forth in the Cache Agreement have been made only for purposes of, and were and are solely for the benefit of the parties to, the Cache Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Cache Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties (1) will not survive consummation of the Cache Merger, unless otherwise specified therein, and (2) were made only as of the date of the Cache Agreement or such other date as is specified in the Cache Agreement. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Cache Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Cache Agreement is included with this filing only to provide investors with information regarding the terms of the Cache Agreement, and not to provide investors with any other factual information regarding Equity or Cache, their respective affiliates or their respective businesses. The Cache Agreement should not be read alone, but should instead be read in conjunction with the other information regarding Equity, Cache, their respective affiliates or their respective businesses, the Cache Agreement and the Cache Merger that will be contained in, or incorporated by reference into, the Registration Statement on Form S-4 that will include a proxy statement of Cache and a prospectus of Equity, as well as in the Forms 10-K, Forms 10-Q, Forms 8-K and other filings that Equity makes with the SEC.

Voting Agreement. In connection with entering into the Cache Agreement, Equity entered into a Voting Agreement with Cache, Brad S. Elliott, as proxy, and certain stockholders of Cache (the “Cache Voting Agreement”). The stockholders that are party to the Cache Voting Agreement beneficially own in the aggregate approximately 61.68% of the outstanding shares of Cache common stock. The Cache Voting Agreement requires, among other things, that the stockholders party thereto vote all of their shares of Cache common stock in favor of the Cache Merger and the other transactions contemplated by the Cache Agreement and against alternative transactions and generally prohibits them from transferring their shares of Cache common stock prior to the termination of the Cache Voting Agreement. The Cache Voting Agreement will terminate upon the earlier of the termination of the Cache Agreement in accordance with its terms or the completion of the transactions contemplated by the Cache Agreement.

The foregoing description of the Cache Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Cache Voting Agreement, which is attached hereto as Exhibit 10.4 and incorporated by reference herein.

Director Support Agreement. In connection with entering into the Cache Agreement, each of the directors of Cache have entered into a Cache Director Support Agreement with Equity (the “Cache Director Support Agreement”) pursuant to which they agree to refrain from harming the goodwill of Equity, Cache or any of their respective subsidiaries and their respective customer, client and vendor relationships. Each director also agreed to certain additional restrictive covenants.

The foregoing description of the Cache Director Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Cache Director Support Agreement, which is attached hereto as Exhibit 10.4 and incorporated by reference herein.

Item 8.01 Other Events.

On July 17, 2016, Equity issued a press release announcing the execution of the Eastman Agreement and the Cache Agreement. A copy of the press release is attached as Exhibit 99.1 and is incorporated by reference herein. On July 17, 2016, Equity also provided supplemental information regarding the proposed transactions in connection with a presentation to analysts and investors. A copy of the investor presentation is attached hereto as Exhibit 99.2 and is incorporated by reference herein.

Forward-Looking Statements

This Current Report on Form 8-K may contain “forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements reflect the current views of Equity’s management with respect to, among other things, the expected benefits of the proposed transaction, future events and Equity’s financial performance. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “project,” “forecast,” “goal,” “target,” “would” and “outlook,” or the negative variations of those words or other comparable words of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about Equity’s industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond Equity’s control. Accordingly, Equity cautions you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that are difficult to predict. Although Equity believes that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements.

Factors that could cause actual results to differ materially from Equity’s expectations include competition from other financial institutions and bank holding companies; the effects of and changes in trade, monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve Board; changes in the demand for loans; fluctuations in value of collateral and loan reserves; inflation, interest rate, market and monetary fluctuations; changes in consumer spending, borrowing and savings habits; the possibility that the expected benefits related to the proposed transaction may not materialize as expected; the proposed transaction not being timely completed, if completed at all; prior to the completion of the proposed transaction, the respective business of either Eastman or Cache experiencing disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, customers, other business partners or governmental entities, difficulty retaining key employees; the ability to obtain regulatory approval of the transactions contemplated by either the Eastman Agreement or the Cache Agreement; and the ability to successfully implement integration strategies or to achieve expected synergies and operating efficiencies within the expected time-frames or at all. The foregoing list of factors is not exhaustive.

For discussion of these and other risks that may cause actual results to differ from expectations, please refer to “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in Equity’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2017 and any updates to those risk factors set forth in Equity’s subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K. If one or more events related to these or other risks or uncertainties materialize, or if Equity’s underlying assumptions prove to be incorrect, actual results may differ materially from what Equity anticipates. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and Equity does not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. New risks and uncertainties arise from time to time, and it is not possible for us to predict those events or how they may affect us. In addition, Equity cannot assess the impact of each factor on Equity’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. All forward-looking statements, expressed or implied, included in this Current Report on Form 8-K are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that Equity or persons acting on Equity’s behalf may issue.

Important Additional Information

This communication is being made in respect of the proposed transaction involving Equity and Eastman and Equity and Cache, respectively. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities.

Investors and security holders are urged to carefully review and consider Equity’s public filings with the SEC, including but not limited to its Annual Reports on Form 10-K, its proxy statements, its Current Reports on Form 8-K and its Quarterly Reports on Form 10-Q. The documents filed by Equity with the SEC may be obtained free of charge at Equity’s investor relations website at investor.equitybank.com or at the SEC’s website at www.sec.gov. Alternatively, these documents, when available, can be obtained free of charge from Equity upon written request to Equity Bancshares, Inc., Attn: Investor Relations, 7701 East Kellogg Drive, Suite 300, Wichita, Kansas 67207 or by calling (316) 612-6000.

In connection with the proposed transactions, Equity intends to file a registration statements on Form S-4 with the SEC which (i) will include proxy statement of Eastman and a prospectus of Equity and (ii) will include proxy statement of Cache and a prospectus of Equity, and will file other documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF EQUITY AND EACH OF CACHE AND EASTMAN ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENTS AND EACH PROXY STATEMENT/PROSPECTUS, WHEN THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. A definitive proxy statement/prospectus will be sent to the stockholders of each of Eastman and Cache, as applicable, seeking the required stockholder approvals. Investors and security holders will be able to obtain the registration statements and the related proxy statement/prospectus free of charge from the SEC’s website or from Equity by writing to the address provided above.

Equity and each of Eastman and Cache and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed transaction. Information about Equity’s participants may be found in the definitive proxy statement of Equity relating to its 2017 Annual Meeting of Stockholders filed with the SEC on March 22, 2017. The definitive proxy statement can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants will be included in the proxy statement and other relevant documents regarding the proposed merger transaction filed with the SEC when they become available, copies of which may also be obtained free of charge from the sources indicated above.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

2.1	Agreement and Plan of Reorganization, dated as of July 14, 2017, by and between Equity Bancshares, Inc. and Eastman National Bancshares, Inc.*

2.2	Agreement and Plan of Reorganization, dated as of July 14, 2017, by and between Equity Bancshares, Inc. and Cache Holdings, Inc.*

10.1	Form of Voting Agreement, dated as of July 14, 2017, by and among Equity Bancshares, Inc., Brad S. Elliott, Eastman National Bancshares, Inc. and the stockholders party thereto (included as Exhibit A to Exhibit 2.1 to this Current Report on Form 8-K).

10.2	Form of Director Support Agreement, dated as of July 14, 2017, by and between Equity Bancshares, Inc. and each of the directors of Eastman National Bancshares, Inc. (included as Exhibit B to Exhibit 2.1 to this Current Report on Form 8-K).

10.3	Form of Voting Agreement, dated as of July 14, 2017, by and among Equity Bancshares, Inc., Brad S. Elliott, Cache Holdings, Inc. and the stockholders party thereto (included as Exhibit A to Exhibit 2.2 to this Current Report on Form 8-K).

10.4	Form of Director Support Agreement, dated as of July 14, 2017, by and between Equity Bancshares, Inc. and each of the directors of Eastman National Bancshares, Inc. (included as Exhibit B to Exhibit 2.2 to this Current Report on Form 8-K).

99.1	Press Release, dated July 17, 2017.

99.2	Investor Presentation, dated July 17, 2017.

*	The schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K and will be provided to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Equity Bancshares, Inc.

Date: July 17, 2017	By: /s/ Brad S. Elliott
Brad S. Elliott
Chairman and Chief Executive Officer

INDEX TO EXHIBITS

Exhibit No.	Description

2.1	Agreement and Plan of Reorganization, dated as of July 14, 2017, by and between Equity Bancshares, Inc. and Eastman National Bancshares, Inc.*

2.2	Agreement and Plan of Reorganization, dated as of July 14, 2017, by and between Equity Bancshares, Inc. and Cache Holdings, Inc.*

10.1	Form of Voting Agreement, dated as of July 14, 2017, by and among Equity Bancshares, Inc., Brad S. Elliott, Eastman National Bancshares, Inc. and the stockholders party thereto (included as Exhibit A to Exhibit 2.1 to this Current Report on Form 8-K).

10.2	Form of Director Support Agreement, dated as of July 14, 2017, by and between Equity Bancshares, Inc. and each of the directors of Eastman National Bancshares, Inc. (included as Exhibit B to Exhibit 2.1 to this Current Report on Form 8-K).

10.3	Form of Voting Agreement, dated as of July 14, 2017, by and among Equity Bancshares, Inc., Brad S. Elliott, Cache Holdings, Inc. and the stockholders party thereto (included as Exhibit A to Exhibit 2.2 to this Current Report on Form 8-K).

10.4	Form of Director Support Agreement, dated as of July 14, 2017, by and between Equity Bancshares, Inc. and each of the directors of Eastman National Bancshares, Inc. (included as Exhibit B to Exhibit 2.2 to this Current Report on Form 8-K).

99.1	Press Release, dated July 17, 2017.

99.2	Investor Presentation, dated July 17, 2017.

*	The schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K and will be provided to the SEC upon request.